Filed by Supernova Partners Acquisition Company II, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: October 6, 2021

Rigetti Computing goes public via SPAC merger

TechCrunch

By TechCrunch Staff

October 6, 2021

Rigetti Computing, one of the most visible quantum hardware startups, today announced that it is going public through a merger with the Supernova Partners Acquisition Company II SPAC. Once the transaction closes, Rigetti’s ticker symbol on the New York Stock Exchange will be ‘RGTI.’

The transaction values Rigetti at about $1.5 billion and the company expects to receive about $458 million in cash, including a $100 million PIPE (private investment in public equity) deal subscribed to by a group of investors including T. Rowe Price, Bessemer Venture Partners, Franklin Templeton and In-Q-Tel. There is also a new group of strategic investors here, including Keysight Technologies and Palantir Technologies. Ampere Computing, which is mostly known for its Arm-based servers, is also making a direct investment.

Supernova’s Michael Clifton will join the Rigetti board after the transaction closes.

According to CrunchBase, Rigetti has raised just under $200 million in VC capital since it was founded in 2013.

In addition to the financial news, Rigetti also published an updated roadmap, that has the company produce 1,000-qubit machines in 2024 and 4,000 qubit-ones by 2026. Currently, its systems scale to 80 qubits. The company argues that the proceeds from the SPAC and PIPE transaction will allow it to accelerate the development of its next-gen quantum processors.

“In the next decade one Rigetti quantum computer could be more powerful than today’s entire global cloud,” said Rigetti Computing CEO and Founder Chad Rigetti. “Rigetti is the leading innovator in this space. Our team has solved the most pressing scientific problems associated with bringing quantum computing to market by creating a scalable computer and high-performance integration with existing computing systems. We plan to use this capital to accelerate our product development and accelerate our goal to bring this transformational computing capability to every major industry.”

Going public through a SPAC merger seems to be a bit of a trend for quantum computing companies right now. Rigetti competitor IonQ, after all, raised about $650 million through this same process only a few days ago.

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.